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                 EXECUTIVE SUMMARY -- The Loft Apartments

DATE OF VALUATION:         October 12, 1995

DATE OF INSPECTION:        October 12, 1995

PROPERTY ADDRESS:          214 Loft Lane
                           Raleigh, North Carolina 27609

TAX REFERENCE:             379-0016

DEED REFERENCE:            4858/129

CENSUS TRACT:              540.01

PROPERTY DESCRIPTION:      The Lofts is a two-story garden apartment complex made up of 184 units in 14 buildings and a total of 205,615 rentable square feet. The improvements, which are situated on a 23.835-acre site, were completed in 1975. The unit mix includes several variations of one, two and three-bedroom units. The one bedroom and three bedroom units feature lofts. The average unit size is 1,117 square feet.

ZONING:                    R-10 (Residence District)

MARKET BRIEF:              Apartments continue to be a highly desirable investment property type in Raleigh over the past year. The popularity of apartments is due principally to the lower risk perceived by buyers. Advantageous investment characteristics of multifamily properties include short term leases normally at market rates, predictable demographics, low tenant improvement costs at tenant turnover, and a market which generally reflects the ability to raise rents to keep up with inflation. Occupancy rates in Wake County are predominantly above 95% which adds to the desirability of this investment type. Better financing terms are available for multifamily investments than other commercial segments of the market.
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                                                                             3

                    EXECUTIVE SUMMARY -- The Loft Apartments

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
                                    Because of the continued popularity, apartment prices are increasing and capitalization rates are being driven lower. Although the current market is very tight, approximately 2,600 units may be added to the local market in the next two years. This increase in supply will add competition to the subject's submarket.

Property Rights Appraised:          Fee Simple Estate

Highest and Best Use:               Multi-family Residential

Indicated Value by Approaches:

 Income Capitalization
 Approach:                          $8,200,000

 Sales Comparison                   $8,100,000
 Approach:

 Cost Approach:                     $9,600,000

 Final Conclusion of
 Market Value:                      $8,200,000
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COMMENT

In estimating the subject's market value, the income capitalization approach was given the most weight due to the income-producing nature of the subject property. The sales comparison approach was also given weight due to the number of recent comparable sales in the subject's market. Due to market participants espousing the lack of the cost approach's applicability in a market where estimating depreciation from all forms is extremely subjective, the cost approach was given very little weight in our reconciliation of a final value estimate. However, it should be noted that with the number of current land sales, it is evident that the market has strengthened to the point of warranting new development in some areas, which would indicate that the applicability of the cost approach may be becoming a more meaningful value.